Notice to The Oslo Stock Exchange



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com



Trade subject to notification own shares

Date: 11 August 2006

Orkla ASA has today on 11 August 2006 bought 200 000 Orkla shares at a price of NOK 287.38 per share. A broker has executed the transaction.

Orkla's total holding of own shares after this transaction is 1 692 799.

Ref.:
Ole Kristian Lunde, SVP Corporate Communications, Tel: +47 2254 4431

dlw 8/29

Notice to The Oslo Stock Exchange



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification own shares

Date: 15 August 2006

Orkla ASA has today on 15 August 2006 bought 200 000 Orkla shares at a price of NOK 291.9405 per share. A broker has executed the transaction.

Orkla's total holding of own shares after this transaction is 1 892 799.

Ref.:
Rune Helland, VP Investor Relations, Tel: +47 2254 4411
Siv Merethe Skorpen, AVP Investor Relations, Tel: +47 22 54 44 55

Notice to The Oslo Stock Exchange



ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification own shares

Date: 17 August 2006

Orkla ASA has today on 17 August 2006 bought 200 000 Orkla shares at a price of NOK 296.70 per share. A broker has executed the transaction.

Orkla's total holding of own shares after this transaction is 2 292 799.

Ref.:
Rune Helland, VP Investor Relations, Tel: +47 2254 4411
Siv Merethe Skorpen, AVP Investor Relations, Tel: +47 22 54 44 55

Notice to The Oslo Stock Exchange



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification own shares

Date: 16 August 2006

Orkla ASA has today on 16 August 2006 bought 200 000 Orkla shares at a price of NOK 295.33 per share. A broker has executed the transaction.

Orkla's total holding of own shares after this transaction is 2 092 799.

Ref.:
Rune Helland, VP Investor Relations, Tel: +47 2254 4411
Siv Merethe Skorpen, AVP Investor Relations, Tel: +47 22 54 44 55